SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

OCLARO, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

67555N206
(CUSIP Number)

John P. Flakne
Kopp Investment Advisors, LLC
8400 Normandale Lake Boulevard, Suite 1450
Bloomington, MN 55437
(952) 841-0400

Copy to:
Christopher M. Cahlamer
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI  53202
   (414) 273-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  67555N206

l)

Name of Reporting Person

Kopp Investment Advisors, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO:  Client Funds

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	2,519,951
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	1,318,474

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

2,519,951

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

5.0%

14)

Type of Reporting Person

IA

SCHEDULE 13D

CUSIP No.  67555N206

l)

Name of Reporting Person

Kopp Holding Company, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable – indirect beneficial ownership

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	2,519,951
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	1,318,474

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

2,519,951

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

5.0%

14)

Type of Reporting Person

HC

SCHEDULE 13D

CUSIP No.  67555N206

l)

Name of Reporting Person

LeRoy C. Kopp

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

PF; OO (501(c)(3) corporation funds)

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	2,519,951
9)	Sole Dispositive Power:	1,225,000
10)	Shared Dispositive Power:	1,318,474

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

2,543,474

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

5.0%

14)

Type of Reporting Person

HC, IN

Item 1.  Security and Issuer

This statement relates to the common stock (“Common Stock”), $0.01 par value, of Oclaro, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2560 Junction Avenue, San Jose, California 95134.

Item 2.  Identity and Background

(a)

This statement is filed by:  Kopp Investment Advisors, LLC (“KIA”) with respect to shares of Common Stock owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company, LLC (“KHCLLC”) solely as the parent entity of KIA and indirect beneficial owner of the shares of Common Stock beneficially owned by KIA; and LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly, including by virtue of his position as the control person of KHCLLC.  The foregoing persons are sometimes referred to as “Reporting Persons.”  Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.  Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The business address of each of the Reporting Persons and directors and executive officers is 8400 Normandale Lake Boulevard, Suite 1450, Bloomington, Minnesota 55437.

(c)

The principal business of KIA is that of an investment adviser managing discretionary accounts owned by numerous third-party clients.  KHCLLC is a holding company engaged, through its subsidiary, in the investment industry.  The principal occupation of Mr. Kopp is serving as the sole governor, chairman and chief investment officer of KHCLLC and KIA.

(d)

None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)

None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

KIA and KHCLLC are Minnesota limited liability companies.  Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at January 10, 2012, was $9,687,567.66.  The shares beneficially owned by KIA were purchased with the investment capital of the owners of the discretionary client accounts.  The shares beneficially owned directly and indirectly (other than through KIA) by Mr. Kopp were purchased with Mr. Kopp’s investment capital or the funds of a 501(c)(3) corporation.  See Item 5 below.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business.  The Reporting Persons pursue an investment objective of long-term capital appreciation.  In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company’s shares in particular.  Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock.  Such actions will depend on a variety of factors, including current and anticipated trading prices for Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.

Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company.  The Reporting Persons are filing this Statement on Schedule 13D, as opposed to Schedule 13G, due to the fact that the shares of Common Stock that may be deemed to be beneficially owned by Mr. Kopp directly and indirectly (other than through KIA) exceed 1% of the shares of Common Stock outstanding.  Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a “group” for any purpose.

Item 5.  Interest in Securities of the Issuer

(a)

Generally by virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 2,519,951 shares, or approximately 5.0%, of Common Stock.  By virtue of the relationships described in Item 2 of this statement, KHCLLC and Mr. Kopp may have indirect beneficial ownership of the shares beneficially owned by KIA.

In addition, Mr. Kopp’s indirect beneficial ownership may comprise Common Stock held in the Kopp Family Foundation, a 501(c)(3) corporation for which he serves as a director, and held in his wife’s individual retirement account (“IRA”) and held directly by her.  Mr. Kopp’s direct beneficial ownership may comprise Common Stock held in his IRA and held directly by him.  In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Act, Mr. Kopp may be deemed beneficially to own a total of 2,543,474 shares, or approximately 5.0%, of Common Stock.

(b)

KIA may be deemed to have shared voting power with respect to 2,519,951 shares of Common Stock.  Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of 1,318,474 shares of Common Stock owned individually by its clients.  By virtue of the relationship described in Item 2 of this statement, KHCLLC and Mr. Kopp may be deemed to have shared voting power with respect to 2,519,951 shares of Common Stock and shared dispositive power with respect to 1,318,474 shares of Common Stock.  Mr. Kopp has the sole power to dispose of 1,225,000 shares of Common Stock beneficially owned directly and indirectly (other than through KIA) by him.

(c)

The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in Common Stock by the Reporting Persons within the last 60 days are set forth on Schedule B attached hereto and incorporated by reference herein.  All trades by the Reporting Persons were done in the open market.

(d)

With respect to the shares held in a fiduciary or representative capacity, persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, there are no contracts, understandings, or relationships between the Reporting Persons and any third person with respect to the shares of Common Stock.  The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 – A written agreement relating to the filing of this statement pursuant to Rule 13d-1(k).

Exhibit 2 – Power of Attorney.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 20, 2012

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ Mathew P. Arens

By:  Mathew P. Arens

As Attorney-in-Fact for LeRoy C. Kopp

(Pursuant to Power of Attorney filed herewith)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of January, 2012.

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ Mathew P. Arens

By:  Mathew P. Arens

As Attorney-in-Fact for LeRoy C. Kopp

(Pursuant to Power of Attorney filed herewith)

Exhibit 2

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned constitutes and appoints each of
John P. Flakne and Mathew P. Arens, signing singly, his true and lawful attorney-in-fact to:

(1)

execute for and on behalf of the undersigned in his capacity as a 10% shareholder, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules thereunder;

(2)	execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act;

(3)

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, and hereby ratifies and confirms all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

This Power of Attorney shall remain in full force and effect until such time as the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to any of the forgoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of October, 2009.

/s/ LeRoy C. Kopp

LeRoy C. Kopp

Schedule A

List of Directors and Executive Officers

LeRoy C. Kopp, individually, and as Sole Governor, Chairman and Chief Investment Officer of KHCLLC, and as Sole Governor, Chairman and Chief Investment Officer of KIA

Mathew P. Arens as President and Senior Portfolio Manager of KHCLLC, and as President and Senior Portfolio Manager of KIA

John P. Flakne as Chief Financial Officer, Chief Operating Officer and Secretary of KHCLLC and as Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer and Secretary of KIA

A-1

Schedule B

Daily Trade Report
November 10, 2011 to January 10, 2012

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/15/2011	KIA	Sell	39	3.37
11/15/2011	KIA	Sell	60	3.37
11/15/2011	KIA	Sell	40	3.37
11/15/2011	KIA	Sell	60	3.37
11/15/2011	KIA	Sell	103	3.37
11/15/2011	KIA	Sell	550	3.37
11/15/2011	KIA	Sell	590	3.37
11/15/2011	KIA	Sell	440	3.37
11/15/2011	KIA	Sell	540	3.37
11/15/2011	KIA	Sell	1,005	3.37
11/15/2011	KIA	Sell	90	3.37
11/15/2011	KIA	Sell	822	3.37
11/15/2011	KIA	Sell	880	3.37
11/15/2011	KIA	Sell	640	3.37
11/15/2011	KIA	Sell	800	3.37
11/15/2011	KIA	Sell	1,480	3.37
11/15/2011	KIA	Sell	740	3.37
11/15/2011	KIA	Sell	780	3.37
11/15/2011	KIA	Sell	600	3.37
11/15/2011	KIA	Sell	720	3.37
11/15/2011	KIA	Sell	1,351	3.37
11/15/2011	KIA	Sell	40	3.37
11/15/2011	KIA	Sell	60	3.37
11/15/2011	KIA	Sell	40	3.37
11/15/2011	KIA	Sell	60	3.37
11/15/2011	KIA	Sell	102	3.37
11/15/2011	KIA	Sell	1,660	3.37
11/15/2011	KIA	Sell	1,760	3.37
11/15/2011	KIA	Sell	1,320	3.37
11/15/2011	KIA	Sell	1,660	3.37
11/15/2011	KIA	Sell	3,045	3.37
11/15/2011	KIA	Sell	804	3.37
11/15/2011	KIA	Sell	870	3.37
11/15/2011	KIA	Sell	700	3.37
11/15/2011	KIA	Sell	800	3.37
11/15/2011	KIA	Sell	1,462	3.37

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/15/2011	KIA	Sell	1,108	3.37
11/15/2011	KIA	Sell	1,180	3.37
11/15/2011	KIA	Sell	880	3.37
11/15/2011	KIA	Sell	1,100	3.37
11/15/2011	KIA	Sell	2,023	3.37
11/15/2011	KIA	Sell	144	3.37
11/15/2011	KIA	Sell	136	3.37
11/15/2011	KIA	Sell	240	3.37
11/15/2011	KIA	Sell	180	3.37
11/15/2011	KIA	Sell	210	3.37
11/15/2011	KIA	Sell	226	3.37
11/15/2011	KIA	Sell	659	3.37
11/15/2011	KIA	Sell	700	3.37
11/15/2011	KIA	Sell	560	3.37
11/15/2011	KIA	Sell	640	3.37
11/15/2011	KIA	Sell	1,202	3.37
11/18/2011	KIA	Sell	415	3.13
11/18/2011	KIA	Sell	785	3.13
11/18/2011	KIA	Sell	120	3.24
11/18/2011	KIA	Sell	150	3.24
11/21/2011	KIA	Sell	800	3.05
11/22/2011	KIA	Sell	75	2.95
11/22/2011	KIA	Sell	400	2.95
11/28/2011	KIA	Sell	830	2.85
11/28/2011	KIA	Sell	2,135	2.85
11/28/2011	KIA	Sell	170	2.78
11/28/2011	KIA	Sell	280	2.78
11/28/2011	KIA	Sell	720	2.93
11/28/2011	KIA	Sell	115	2.93
11/28/2011	KIA	Sell	170	2.93
11/28/2011	KIA	Sell	580	2.89
11/28/2011	KIA	Sell	620	2.89
11/28/2011	KIA	Sell	135	2.92
11/28/2011	KIA	Sell	680	2.92
11/28/2011	KIA	Sell	305	2.92
11/28/2011	KIA	Sell	575	2.92
11/28/2011	KIA	Sell	200	2.86
11/28/2011	KIA	Buy	620	2.90
11/28/2011	KIA	Sell	375	2.86
11/28/2011	KIA	Sell	185	2.86

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/28/2011	KIA	Sell	475	2.86
11/29/2011	KIA	Sell	800	2.79
11/29/2011	KIA	Sell	1,150	2.79
11/29/2011	KIA	Sell	245	2.81
11/29/2011	KIA	Sell	380	2.79
11/29/2011	KIA	Sell	725	2.79
11/29/2011	KIA	Sell	310	2.81
11/30/2011	KIA	Sell	635	2.90
11/30/2011	KIA	Sell	144	2.91
11/30/2011	KIA	Sell	1,056	2.91
11/30/2011	KIA	Sell	100	2.91
11/30/2011	KIA	Sell	20	2.91
11/30/2011	KIA	Sell	20	2.91
11/30/2011	KIA	Sell	720	2.89
11/30/2011	KIA	Sell	135	2.91
11/30/2011	KIA	Sell	90	2.91
11/30/2011	KIA	Buy	2,255	2.96
11/30/2011	KIA	Sell	125	2.84
11/30/2011	KIA	Sell	40	2.95
11/30/2011	KIA	Sell	110	2.95
11/30/2011	KIA	Sell	180	2.92
11/30/2011	KIA	Sell	160	2.92
11/30/2011	KIA	Sell	60	2.92
11/30/2011	KIA	Sell	20	2.92
11/30/2011	KIA	Sell	20	2.92
11/30/2011	KIA	Sell	20	2.92
11/30/2011	KIA	Sell	20	2.92
11/30/2011	KIA	Sell	20	2.92
11/30/2011	KIA	Sell	875	3.02
12/1/2011	KIA	Buy	3,960	2.96
12/1/2011	KIA	Buy	1,885	2.90
12/1/2011	KIA	Buy	4,515	2.94
12/1/2011	KIA	Buy	650	2.89
12/1/2011	KIA	Sell	115	2.88
12/1/2011	KIA	Sell	180	2.88
12/2/2011	KIA	Buy	50,000	2.88
12/2/2011	KIA	Buy	555	2.98
12/6/2011	KIA	Buy	25,000	2.88
12/7/2011	KIA	Sell	245	2.84
12/7/2011	KIA	Sell	340	2.84

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
12/8/2011	KIA	Sell	130	2.89
12/8/2011	KIA	Sell	215	2.89
12/9/2011	KIA	Sell	60	2.97
12/9/2011	KIA	Sell	105	2.97
12/9/2011	KIA	Sell	120	2.97
12/9/2011	KIA	Sell	270	2.97
12/9/2011	KIA	Sell	115	2.97
12/9/2011	KIA	Sell	215	2.97
12/9/2011	KIA	Sell	105	2.97
12/9/2011	KIA	Sell	190	2.97
12/9/2011	KIA	Sell	440	2.97
12/9/2011	KIA	Sell	1,380	2.97
12/9/2011	KIA	Sell	275	2.97
12/9/2011	KIA	Sell	510	2.97
12/9/2011	KIA	Sell	255	2.97
12/9/2011	KIA	Sell	13	2.97
12/9/2011	KIA	Sell	180	2.97
12/9/2011	KIA	Sell	380	2.97
12/9/2011	KIA	Sell	125	2.97
12/9/2011	KIA	Sell	230	2.97
12/9/2011	KIA	Sell	100	2.97
12/9/2011	KIA	Sell	180	2.97
12/9/2011	KIA	Sell	575	2.97
12/9/2011	KIA	Sell	905	2.97
12/9/2011	KIA	Sell	695	2.97
12/9/2011	KIA	Sell	1,280	2.97
12/9/2011	KIA	Sell	120	2.97
12/9/2011	KIA	Sell	345	2.97
12/9/2011	KIA	Sell	835	2.97
12/9/2011	KIA	Sell	120	2.97
12/9/2011	KIA	Sell	345	2.97
12/9/2011	KIA	Sell	835	2.97
12/9/2011	KIA	Sell	132	2.97
12/9/2011	KIA	Sell	240	2.97
12/9/2011	KIA	Sell	195	2.97
12/9/2011	KIA	Sell	355	2.97
12/9/2011	KIA	Sell	73	2.97
12/9/2011	KIA	Sell	125	2.97
12/9/2011	KIA	Sell	110	2.97
12/9/2011	KIA	Sell	200	2.97

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
12/13/2011	KIA	Sell	80	2.91
12/14/2011	KIA	Buy	1,995	2.94
12/15/2011	KIA	Sell	150	2.85
12/15/2011	KIA	Sell	350	2.85
12/15/2011	KIA	Sell	625	2.85
12/15/2011	KIA	Buy	10,000	2.89
12/16/2011	KIA	Sell	2,805	2.84
12/16/2011	KIA	Buy	14,000	2.90
12/19/2011	KIA	Sell	10	2.73
12/19/2011	KIA	Sell	400	2.73
12/21/2011	KIA	Sell	30	2.84
12/22/2011	KIA	Sell	185	3.13
12/22/2011	KIA	Sell	655	2.84
12/22/2011	KIA	Sell	50	3.12
12/27/2011	KIA	Buy	2,170	3.10
12/27/2011	KIA	Buy	385	3.09
1/4/2012	KIA	Buy	250	2.93
1/5/2012	KIA	Buy	3,000	3.42
1/5/2012	KIA	Buy	2,000	3.42
1/5/2012	KIA	Buy	1,600	3.42
1/6/2012	KIA	Buy	585	3.57
1/6/2012	KIA	Buy	4,000	3.47
1/6/2012	KIA	Buy	10,000	3.45
1/6/2012	KIA	Sell	345	3.46
1/9/2012	KIA	Buy	15,000	3.58
1/10/2012	KIA	Buy	2,000	3.64
1/10/2012	KIA	Buy	18,000	3.62
1/10/2012	KIA	Buy	25,000	3.62